Mail Stop 6010

      December 7, 2005

Tower Semiconductor USA
4300 Stevens Creek Blvd., Suite 175
San Jose, CA 95129
As Agent for Service of Tower Semiconductor Ltd.

      Re:	Amendment Nos. 3 and 4 to Tower Semiconductor Ltd.
	Registration Statement on Form F-2
      Filed November 21, 2005 and November 23, 2005, respectively
	File No. 333-126909

Dear Sir/Madam:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-2
1. Note that amendments to this Form F-2 must be made on the registration statement form for which you are eligible, other than Form F-2. Effective December 12, 2005, Form F-2 amendments will not be accepted because the form has been eliminated. See Release No. 33-8591.

Recent Developments
2. Since the date referenced in bullet 2 has passed, please update the disclosure.

Risk Factors, page 10

If we do not meet conditions to receive the Israel government grants, page 11
3. Revise the caption to more accurately reflect the nature of the risk. State, if true, that you cannot meet the conditions by the end of 2005, and briefly describe the possible consequences of your inability to do so.
4. We note your belief that it is "improbable" that the Investment Center would demand the repayment of all or a portion of the grants received. Please provide support for this belief or remove the statement.

Descriptions of the Debentures, page 35

Early Redemption at the Discretion of the Company, page 41
5. We refer you to your disclosure on page 41. We note that under the facility agreement, you are not permitted to redeem debentures;
however, your banks have permitted you to do so under the described circumstances. Please update us as to the status of your preparation of the formal agreement to this effect between you and your banks.

Material Income Tax Considerations, page 48

Tax Consequences if the Debentures Are Characterized as Contingent Payment Debt Instruments, page 58
6. We refer you to your disclosure in the first paragraph of this subsection. Please disclose why you believe it is "significantly more likely than not" that you will not redeem the debentures prior to maturity.

Exhibit 5.1
7. We note this opinion is subject to contingencies in the second paragraph, such as "if and when the indenture has been duly executed and delivered...."  We assume you will refile the opinion to remove
the contingencies prior to effectiveness of the registration statement. Please confirm.

Exhibit 5.2
8. See our previous comment regarding Exhibit 5.1, and apply it to this exhibit, eliminating impermissible contingencies and assumptions.

Exhibit 5.3
9. We note counsel`s statement in the fourth paragraph that the opinion speaks as of the date of the opinion. We also note that counsel undertakes no obligation to update the opinion after the effective date. Resolve this inconsistency by filing an opinion dated as of the effective date of the registration statement as an exhibit to a final pre-effective amendment to your registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Thomas Dyer at (202) 551-3641 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3800 with any other questions.

      Sincerely,



								Peggy A. Fisher
								Assistant Director

cc (via fax):  	Sheldon Krause, Esq.
	Eilenberg & Krause LLP
	212.986.2399

Tower Semiconductor USA
As Agent for Service of Tower Semiconductor Ltd.
December 7, 2005
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